PERKINS COIE

700 13th Street, NW
Suite 800
Washington, D.C. 20005-3960

T +1.202.654.6200
F +1.202.654.6211
PerkinsCoie.com

Mary C. Moynihan
MMoynihan@perkinscoie.com
D.          +1.202.654.6254
F.          +1.202.654.9697

May 28, 2021

VIA EMAIL

Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	WTI Fund X, Inc.
Registration Statement on Form 10
File No. 000-56255

Dear Ms. Larkin:

On May 20, 2021, you provided comments on the registration statement on Form 10 filed on May 10, 2021 for WTI Fund X, Inc. (the “Fund”).  We have set forth our responses below.

Page 5 – Venture Loans

1.
Comment:  In the second paragraph, disclosure states, “Typically, loans will be structured as commitments by the Fund to provide financing, in one or more advances over a specified period of availability, determined as part of the underwriting process.” Please explain to us whether the Fund will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Fund will treat its unfunded commitments as senior securities under section 18(g) of the Investment Company Act of 1940 (“1940 Act”). If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to cover its future unfunded investment commitments.

RESPONSE:  The Fund may make capital commitments that may be unfunded for some period of time.  These unfunded commitments will not be treated as senior securities under Section 18(g).  The Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments.  The Fund believes it will be able to cover its future unfunded investment commitments on the basis of its expected cash on hand, cash flow, borrowing capacity (in an amount that the Fund would still be within the 150% asset coverage requirement) and uncalled capital from the Fund’s parent.  It should be noted that the shareholder of the Fund is itself a private investment company whose interest holders have committed to investing a finite amount of additional capital upon notice of 10 days.

Lisa Larkin
May 28, 2021

Page 6 – Diversification Standards

2.
Comment:  In the third sentence, disclosure states, “Commencing with the first capital call, the Investment Manager will seek to increase the diversification of the Fund’s portfolio so as to make it possible to meet the RIC diversification requirements, as described below.” Please tell us approximately when the first capital call will occur.

RESPONSE:  It is expected that the first capital call will occur in third quarter 2021.

Page 7 - Stage of Development Guidelines

3.
Comment:  In the first sentence, the disclosure states that “The Investment Manager will seek to diversify the Fund’s portfolio based on the development stage of the companies in which it invests.” Please provide us with details of the expected percentage range of investments that may be allocated to each of the development stages and consider adding disclosure to clarify expectations.

RESPONSE: In the judgement of the Investment Manager, it is not possible to provide expected percentage ranges of investments that may be allocated to each of the development stages.  Determinations as to portfolio allocation will be made based on market conditions that are prevailing during the life of the Fund, which may include competitive factors, decisions on efficiency of capital during a market cycle, development of new technologies and financing innovation in the venture markets.  The Investment Manager will make these decisions in the best interests of shareholders at the time of investment and percentages may vary during the life of the Fund.  Since 2010, early or seed stage opportunities have comprised the highest percentage of deal activity, followed by emerging growth companies and mezzanine stage companies for funds managed by the Investment Manager. However, these percentages have varied over time and are dependent on a variety of conditions.

Lisa Larkin
May 28, 2021

Page 8 – Leverage

4.
Comment:  In the second sentence, disclosure states, “The Fund intends to borrow money from and issue debt securities to banks, insurance companies and other lenders to obtain additional funds to originate loans (and possibly for Special Situation Financings), if such borrowings are available on terms that are acceptable to the Investment Manager and board of directors of the Fund.” Please confirm that the Fund will not issue preferred shares within one year. Otherwise, please add appropriate strategy and risk disclosure.

RESPONSE:  The Fund will not issue preferred shares within one year.

We hope that these responses adequately address your comments. If you have further questions or comments, please contact the undersigned at (202) 654-6254.

Very truly yours,

Mary C. Moynihan